SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2004

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission File Number 1-3822

A. Full title of the Plan:

Campbell Soup Company Savings Plus Plan

For Hourly-Paid Employees

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Campbell Soup Company, Campbell Place, Camden, New Jersey 08103-1799

This Form 11-K contains 18 pages including exhibits. An index of exhibits is on page 16.

*	The supplemental schedule included is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrative Committee of the
Campbell Soup Company
Savings Plus Plan for Hourly-Paid Employees
Camden, New Jersey

We have audited the accompanying statement of assets available for benefits of the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees (the “Plan”) as of December 31, 2004, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004, and the changes in assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Siegfried & Schieffer, LLC

Wilmington, Delaware
June 27, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
Campbell Soup Company Savings Plus Plan
for Hourly-Paid Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees (the “Plan”) at December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 23, 2004

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

	December 31,
	2004	2003
Assets
Investments, at fair value:
Plan’s interest in Master Trust Under Campbell Soup Company Savings and 401(k) Plans	$180,626	$158,731
Participant loans	5,600	5,311

Assets available for benefits	$186,226	$164,042

See accompanying notes.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

	December 31,
	2004	2003
Additions:
Plan’s interest in the investment income of Master Trust Under Campbell Soup Company Savings and 401(k) Plans (see Note 4)	$18,479	$25,662
Interest income, participant loans	349	360

	18,828	26,022

Contributions:
Employer	5,169	4,047
Participants	11,750	10,623

	16,919	14,670

Other additions	170	—

Total additions	35,917	40,692

Deductions:
Benefits paid to participants	13,336	11,680
Net transfers out, administrative fees and other deductions	397	207

Total deductions	13,733	11,887

Net increase	22,184	28,805

Assets available for benefits:
Beginning of year	164,042	135,237

End of year	$186,226	$164,042

See accompanying notes.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 1 – DESCRIPTION OF THE PLAN

The following brief description of the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering hourly-paid employees at substantially all domestic locations of Campbell Soup Company (“Company” or “Campbell”) and its subsidiaries and certain other former employees on the first day of employment. The Plan participates in the Master Trust under Campbell Soup Company Savings and 401(k) Plans (the “Master Trust”). Assets are maintained in the Master Trust in the custody of Fidelity Management Trust Company (the “Trustee”). The Master Trust consists of the assets of the Plan and of another defined contribution plan of the Company within the United States called the Savings Plus Plan for Salaried Employees.

The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Employee Contributions - Participants authorize payroll deductions that are contributed to the Plan and credited to their individual accounts. Monthly contributions are limited to a 15% pre-tax maximum of a participant’s earnings, as defined by the Internal Revenue Code, as amended (the “IRC”), with respect to a highly compensated employee or 50% of a participant’s earnings, as defined by the IRC, with respect to a non-highly compensated employee.

In addition, the total post-tax contribution, when combined with the pre-tax contribution, cannot exceed 15% of a participant’s earnings, as defined by the IRC, with respect to a highly compensated employee or 50% of a participant’s earnings, as defined by the IRC, with respect to a non-highly compensated employee. However, in accordance with the IRC, the amount of a participant’s pre-tax contribution for calendar years 2004 and 2003 was limited to $13,000 and $12,000, respectively. Participants may also rollover distributions from other qualified defined benefit or defined contribution plans into the Plan.

Employer Contributions - The Company made matching contributions in the amount of 50% of all participant contributions up to 5% of the participant’s earnings, as defined by the IRC, beginning after one full year of service until December 31, 2003. This percentage was increased to 60% effective January 1, 2004. All Company contributions to the Plan are initially invested in the Campbell Soup Company Stock Fund (the “Campbell Stock Fund”). Participants are permitted to transfer all or any portion of the Company contributions to the Campbell Stock Fund and related investment earnings to any of the Plan’s other investment funds at any time after the initial contribution is made.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

Participant Accounts - Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings. The benefit that a participant can receive is the benefit that can be provided from the participant’s vested account.

Participants can receive dividends paid on the Company’s stock held in the Campbell Stock Fund as income (cash) or reinvest the dividends back into the Campbell Stock Fund. In 2004 and 2003, dividends paid in cash were $203,640 and $204,734, respectively. These amounts are included in the line item entitled “Plan’s interest in the investment income of the Master Trust Under Campbell Soup Company Savings and 401(k) Plans” in the Statements of Changes in Assets Available for Benefits.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contributions plus actual earnings thereon is based on the following:

Completed
Years of Service	Vesting
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%

Participant Loans - Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 4.5 years. The loans are secured by the balance in the participant’s account and are charged interest expense that is two points above the prime rate in effect on the first day of the calendar quarter in which the loan is granted. Principal and interest are repaid ratably through payroll deductions. A $35 loan origination fee and a $15 annual loan maintenance fee are charged to participants with loan balances. Such fees are presented as deductions on the Statements of Changes in Assets Available for Benefits.

Payment of Benefits - All participants are permitted to withdraw all or a portion of the monies in their after tax and Company match accounts, once in a calendar year, if the monies were vested and held in the Plan for two years or if they have participated in the Plan for five years. If a participant is age 59 1/2 or older, he may withdraw monies from his pre-tax account. If a participant is under age 59 1/2, he may make withdrawals from his pre-tax account only if a financial hardship is demonstrated. A six-month suspension is required for all hardship transactions. A penalty of 10% will be assessed by the IRS for premature withdrawals when the participant’s taxes are filed.

Retirees can take a one-time lump sum payment from their account or wait until they are age 70 1/2, at which time they can elect to take annual or periodic (i.e., monthly) distributions from their account.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

Annual distributions can be taken over five or ten years or over a retiree’s lifetime. Terminated employees can only take a one-time lump sum payment from their account.

Forfeited accounts - At December 31, 2004 and 2003, forfeited nonvested accounts totaled $14,921 and $38,351, respectively. These accounts will be used to reduce future Company matching contributions. Also, in 2004 and 2003, forfeited nonvested accounts totaling $0 and $128,847, respectively, were used to reduce the Company’s matching contributions.

Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the following eleven investment options:

Campbell Stock Fund. Funds are invested primarily in Campbell stock, with a small portion invested in short-term money market instruments for liquidity.

Templeton Foreign Fund. Funds are invested in shares of a registered investment company managed by Templeton Global Advisors Limited that invests primarily in an internationally diversified portfolio of equity securities.

MSI Small Company Growth. Funds are managed by Morgan Stanley Investment Management and are invested primarily in a portfolio of growth oriented equity securities of small United States (“U.S.”) companies and, to a limited extent, international markets.

Western Asset Core. Funds are managed by Western Asset Management Company and are invested in a portfolio of fixed income securities of various maturities.

Managed Income Portfolio. Funds are invested in an open-end commingled pool managed by Fidelity Investments (“Fidelity”) that invests in short and long-term investment contracts issued by insurance companies.

Retirement Money Market Portfolio. Funds are invested in shares of a registered investment company managed by Fidelity that invests in high quality, U.S. dollar denominated money market instruments of domestic and international issuers.

Equity Income Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests primarily in dividend-paying common and preferred stocks.

Spartan U.S. Equity Index Fund. Funds are invested in shares of a registered investment company managed by Fidelity, in conjunction with Geode Capital Management, that invests in common stocks publicly traded in the U.S. as represented by the Standard & Poor’s 500 Index.

Magellan Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks of large corporations as well as lesser known companies.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

Growth Company Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks with emerging or established growth potential.

Asset Manager Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in equities, bonds and money market instruments in both the domestic and international markets.

As of 2004 and 2003, current fund balances remained in the International Growth and Income Fund, a registered investment company managed by Fidelity. This fund was renamed the International Discovery Fund in 2004. However no contributions were made to the fund during both years.

Also refer to Note 8 for additional information on the Templeton Foreign Fund and other investment options.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition - The Plan’s interest in the Master Trust is stated at fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Master Trust at year end. The commingled fund (Fidelity’s Managed Income Portfolio) is valued at its net unit value that is based upon the value of the underlying securities at year-end as determined by the Trustee. The fair value of the Campbell Stock Fund is valued at the year-end unit value as determined by the Trustee and is based upon the value of the underlying Campbell stock and short-term money market investments. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest on participant loans is recorded in the investment option from which the loan originated.

Payment of Benefits - Benefits are recorded when paid.

Reclassifications - Certain prior year amounts were reclassified to conform to the current presentation.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 3 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and common collective trusts managed by Fidelity. Fidelity also serves as the custodian and record keeper of the Plan, and therefore, Plan transactions involving these mutual funds and common collective trusts qualify as party-in-interest transactions under ERISA and the IRC. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan sponsor, Plan transactions involving the Company’s common stock qualify as party-in-interest transactions. Loans to participants also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions.

As provided by the Plan document, the Company also pays certain administrative expenses.

NOTE 4 – INTEREST IN MASTER TRUST

The Plan participates in the Master Trust. The Master Trust combines, for administrative purposes, the assets of the Plan and those of another defined contribution plan of the Company within the United States. Each plan has a specific interest in all assets, liabilities, net investment gains and losses, and administrative expenses of the Master Trust.

The Plan’s interest in the Master Trust is determined based upon the specific allocation of the assets in the Master Trust identified by each participating plan. At December 31, 2004 and 2003, the Plan’s interest in the Master Trust was approximately 29% and 28%, respectively, of the fair value of the Master Trust’s assets.

The following represents the financial information for the Master Trust (dollars in thousands):

Statements of Assets Available for Benefit

	Years Ended December 31,
	2004	2003
Assets:
Investments, at fair value:
Campbell stock fund	$241,905	$220,333
Commingled fund	33,785	32,237
Registered investment companies	354,333	314,646

Assets available for benefits	$630,023	$567,216

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 4 – INTEREST IN MASTER TRUST (continued)

Statements of Changes in Assets Available for Benefits

	Years Ended December 31,
	2004	2003
Additions to assets attributed to:
Net appreciation in fair value of investments	$49,032	$87,687
Interest and dividends	12,466	9,928

	61,498	97,615

Contributions:
Employer	15,414	10,885
Participants	40,217	35,928

	55,631	46,813

Net transfers to master trust from participant loan repayments	—	251
Other additions	12	—

Total additions	117,141	144,679

Deductions from assets attributed to:
Transfers to plans for benefit payments	53,909	40,093
Net transfers from master trust for participant loan originations	299	—
Net transfers out, administrative fees and other deductions	126	97

Total deductions	54,334	40,190

Net increase	62,807	104,489

Assets available for benefits – beginning of year	567,216	462,727

Assets available for benefits – end of year	$630,023	$567,216

The Master Trust’s investments (including investments bought and sold, as well as held during the year appreciated in value as follows:

	Years Ended December 31,
	2004	2003

Campbell stock fund	$24,641	$27,136
Registered investment companies	24,391	60,551

	$49,032	$87,687

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the applicable provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 29, 2002 that the Plan is designed and operated in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan’s Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is required in the accompanying financial statements.

NOTE 7 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

NOTE 8 – SUBSEQUENT EVENTS

Effective January 1, 2005, the Templeton Foreign Fund was closed to new investments. The Fidelity Diversified International Fund was added as an investment option. The objective of this fund is capital growth. Funds are invested in shares of a registered investment company managed by Fidelity that invests primarily in non-U.S. securities.

The Fidelity Freedom Funds were also added. This includes the Freedom Income Fund as well as a series of funds that adjust their asset allocations over the life of the fund. There is one fund for every five years (i.e., Freedom 2000, Freedom 2005, etc. up to Freedom 2040). Funds are invested in shares of a registered investment company managed by Fidelity that invests in a combination of Fidelity equity, fixed income and money market funds.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES

Schedule H, Line 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN # 21-0419870, Plan # 009
December 31, 2004
 (dollars in thousands)

	Description of investment
	including maturity date,
Identity of issue, borrower,	rate of interest, collateral,	Current
lessor, or similar party	par or maturity value	value
* Participant loans	Interest rates ranging from 6.00% to 7.75%	$5,600

* Indicates Party-In-Interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES

By:	/s/ Robert A. Schiffner

Robert A. Schiffner
Member of the Administrative Committee

Date: June 28, 2005

INDEX OF EXHIBITS

Exhibit	Page
23.1 - Consent of Independent Registered Public Accounting Firm	17
23.2 - Consent of Independent Registered Public Accounting Firm	18